Exhibit 99.2

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Establishes At-the-Market Facility

LAVAL, Quebec, December 23, 2020 –BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), announces that it has entered today into an agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time in the future sell, through at-the-market distributions with Jefferies acting as sales agent, such common shares as would have an aggregate offer price of up to US$50.0 million, including sales made directly on the Nasdaq Global Market (“Nasdaq”) or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada.

The Company has filed a prospectus supplement (the “Supplement”) dated December 23, 2020 and a short form base shelf prospectus dated December 23, 2020 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2020 (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Copies of the Supplement and accompanying Base Prospectus may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus department@jefferies.com. The Sales Agreement, the Supplement and the accompanying Base Prospectus can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BELLUS Health’s common shares are dual-listed on the Nasdaq and the Toronto Stock Exchange (“TSX”) under the trading symbol “BLU”. For the purposes of the TSX approval, the Company relied on the exemption set forth in Section 602.1 of the Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as Nasdaq.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws, including statements about sales of common shares pursuant to the Sales Agreement. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. However, they should not be regarded as a representation that any of the plans will be achieved. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

Danny Matthews

Director, Investor Relations and Communications

danny@bellushealth.com

Media:

Julia Deutsch

Solebury Trout

jdeutsch@soleburytrout.com

SOURCE: BELLUS Health Inc.